

Mail Stop 3720

February 18, 2009

Paul Kelly
President
NB Telecom, Inc.
No. 9 Qinling Road
Yingbin Road Centralized Industrial Park
Harbin Development Zone
Heilongjiang, China 150078

> **Re: NB Telecom, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed February 11, 2009**
> **File No. 0-53131**

Dear Mr. Kelly:

We have reviewed the above filing and your response letter dated February 11, 2009 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

1. We note your response to comment two from our letter dated February 4, 2009. Please revise your information statement to disclose the information required by Item 1005(b) of Regulation M-A with respect to the company's negotiations with Favor Sea Limited in connection with the merger transaction.

2. We have reviewed your response to prior comment four from our letter dated February 4, 2009. Please note that we are unaware of any temporal limitation on the application of Note A. We believe that pursuant to Note A, the proxy statement should contain the information required by Item 14(c)(2) of Schedule 14A because, at the time of the merger, the company knew that additional shares of common stock were needed to merge with Favor Sea Limited. Please either provide us with a detailed legal analysis for your position that Item 14(c)

disclosure is not required, including citations to Commission releases, no-action letters, etc., or revise to ensure that you provide the disclosure required by Item 14(c)(2).

*　　　*　　　*　　　*

Please file a revised preliminary information statement in response to our comments. You may wish to provide us with marked copies of the filing to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may Jessica Plowgian, Attorney-Adviser at (202) 551-3367 or me at (202) 551-3257 if you have questions regarding these comments.

Sincerely,

/s
Celeste M. Murphy
Legal Branch Chief

Cc: Howard Jiang, Esq (via facsimile)